UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33008
CUSIP NUMBER 44930K108
(Check One):   ☒ Form 10-K   ☐  Form 20-F   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended:   December 31, 2008
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ICO Global Communications (Holdings) Limited
Full Name of Registrant

Former Name if Applicable

11700 Plaza America Drive, Suite 1010
Address of Principal Executive Office (Street and Number)

Reston, Virginia, 20190
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report for the fiscal year ended December 31, 2008 (“2008 10-K”) will not be submitted by the deadline as certain events and activities during and subsequent to the end of the reporting period have required and are requiring the reallocation of time and resources normally used for the preparation of the report.  As a result, the Registrant was unable to complete the analysis of all financial and non-financial information needed to be included in the report prior to March 16, 2009.

The above mentioned matters resulted in a delay in the Registrant’s ability to file its 2008 10-K by the prescribed filing date without unreasonable effort or expense.

The Registrant represents that its 2008 10-K will be filed no later than the 15th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michael P. Corkery	(703)	964-1400
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes  ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       ICO Global Communications (Holdings) Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2009	By:	/s/ Michael P. Corkery
Michael P. Corkery, Acting Chief Executive Officer, Executive Vice President, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.